FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of July 1, 2005 to July 31, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  August 8, 2005





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                 For the month of July 1, 2005 to July 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


       603        Report for the Quarter Ended June 30, 2005










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                                                             CityView
                                                             Corporation Limited
                                                             ACN 009 235 634


                          REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2005

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

                                 Company Details

Registered Office:                                  17 Ord Street
                                                    West Perth  WA     6005
                                                    Australia
Principal Place of Business:                        Level 9
                                                    28 The Esplanade
                                                    Perth       WA     6000
Telephone:                                          (618) 9226 4788
Fax:                                                (618) 9226 4799
E-Mail:                                             info@cityviewcorp.com
                                                    ---------------------
Internet:                                           www.cityviewcorp.com
                                                    --------------------
Chairman:                                           A I Saddique
Chief Executive Officer:                            E Ee
Directors:                                          R Goh
                                                    Thinagaran
                                                    J F Arbouw
                                                    R M Elliott
Company Secretary:                                  J F Arbouw
Auditor:                                            BDO
Australian Stock Exchange Symbol:                   CVI
NASD Symbol:                                        CTVWF
Australian Share Registry:                          Computershare Investor
                                                    Services Pty. Ltd.
US Share Registry:                                  Computershare Trust Company
                                                    Inc
--------------------------------------------------------------------------------

Market Capitalisation at June 30, 2005

Shares on Issue                                     80,661,616
Options                                             Nil
Fully Diluted Capital                               80,661,616
Market Value Fully Diluted                          AUD$3,629,773 (US$2,772,058)

--------------------------------------------------------------------------------

Trading Volume
                       AUS               US                    TOTAL
  MONTH               VOLUME           VOLUME                  VOLUME
  -----               ------           ------                  ------
  April 2005          264,300          1,771,377               2,035,677
  May 2005              4,000            382,055                 386,055
  June 2005           236,659            350,189                 586,848
  TOTAL               504,959          2,503,621               3,008,580
--------------------------------------------------------------------------------

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                                                             CityView
                                                             Corporation Limited
                                                             ACN 009 235 634


Corporate
     o The Annual General Meeting of the Company was held on May 31, 2005. All resolutions proposed in the Notice of Meeting were passed.

     o On June 7, 2005, the Company received a Notice of initial substantial holder from Phang Cheng Kwang who had purchased 8,616,188 CityView shares from Malaysian Mining Corporation Bhd in an off market purchase.

     o On June 13, 2005, Malaysian Mining Corporation Bhd's appointee to the Board - Md Nazri Ramli resigned as a Director of the Company.

Oil & Gas Indonesia
CityView has a 20% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Discussions are being carried out with the Operating Shareholder as well as other interested parties to dispose of part of CityView's interests in the two gas concessions on the best commercial terms possible. This is to ensure that CityView will not be required to make further financial contribution in respect of the two concessions.

Madura Concession - Madura Island, Indonesia:
Sebaya #3 well was spudded on May 25, 2005 with the target depth programmed for 6,000 feet.

Drilling of the well continued. The target depth had not been reached at the end of the Quarter.

Simenggaris Concession - Kalimantan Indonesia
The Operator has finalised the site location for the Sesayap B well and is preparing the site for drilling.

The Operator intends to drill a second well at South Sembakung #2 immediately after the drilling of Sesayap B.


Finance
Cash at Bank                                                   AUD$ 155,081.00
Expenditure for the Quarter                                    AUD$ 119,834.00





THINAGARAN
Director

July 27, 2005

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INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                 For the month of July 1, 2005 to July 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No documents were lodged with ASIC during the month of July 2005.